Exhibit 99.1

(1)         The shares of common stock, par value $0.01 per share, of One Main Holdings, Inc. (the “Issuer”) reported as beneficially owned are held of record by OMH Holdings, L.P. (“Holdings”).

Apollo Uniform GP, LLC (“Uniform GP”) is the general partner of Holdings.  Apollo Management VIII, L.P. (“Management VIII”) is the non-member manager of Uniform GP. AIF VIII Management, LLC (“AIF VIII”) is the general partner of Management VIII. Apollo Management, L.P. (“Apollo Management”) is the sole member of AIF VIII. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management.

Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP.  Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.  Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP.

Each of Uniform GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by Holdings, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address of Holdings is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The address of each of Uniform GP, Management VIII, AIF VIII, Apollo Management,  Apollo Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.